Intro to Communications

PERSOWN Connect, Inc. is an independent C-Corp, but it was created by a spin-out of technology from an earlier company called PERSOWN, Inc. This initial company, PERSOWN, Inc., was able to raise approximately $5,000,000 from 67 accredited investors between September 2020 through November 2023.

There are also 6 additional accredited investors not associated with PERSOWN, Inc. that have invested in PERSOWN Connect, Inc. since its inception.

These 73 investors (67 + 6) comprise the "Previous Accredited Investors" that have been targeted for potential investment in the Wefunder crowdfunding raise. All of the communications below have gone out specifically to these investors. The communications include the following:
- 2024-11-27 PERSOWN Shareholders
- 2024-12-02 PERSOWN Investors - Links to Landing Pages
- 2024-12-02 PERSOWN Investors - Step-by-Step Reservation
- 2024-12-03 PERSOWN Investors - Voicemail - Step-by-Step Reservation
- 2024-12-13 PERSOWN Investors
- 2024-12-26 PERSOWN Shareholders Update



rss< richard.still@persown.com >

PERSOWN Connect, Inc. Video on WeFunder

Billy Meadow <​   ​>   Wed, 27 Nov 2024 4:47:07 PM -0500

To
Cc

Hello PERSOWN Shareholders,

I am excited to announce that PERSOWN Connect, Inc. is live on WeFunder! Check out our landing page at:

You'll see a summary of the PERSOWN Connect business and in a 4 minute video you'll learn from Carey our plan to bring healthcare to those who need it most. We decided to utilize the WeFunder platform as they are a "Public Benefit" company and have 1,000,000 registered investors.

The first step in our fundraising process is to secure $50,000 in reservations. Once we reach this milestone, our CFO Richard Still will proceed with filing with the SEC, a process that typically takes about three weeks. To launch the compliance process as soon as possible, we need your help to hit the $50,000 target quickly.

As we prepare for the official launch on December 16, we've engaged two professional firms to produce a set of polished videos with interviews around the world and develop a robust social media campaign to help us reach our $500,000 fundraising goal. Achieving this number quickly is critical as we gear up for our upcoming implementations in Ghana, Brazil, and Nigeria.

Here's how you can help:
1. Reach out to your network: We have a template below that you can easily cut and paste to share as you see fit. I've asked some of you already to reach out and help spread our story.
2. Understand the process: Please note reservations are non-binding. After we finalize the contract terms and complete the legal disclosures, your contacts will receive an email to reconfirm their investment and amount. No investment will be made until you formally agree to fund PERSOWN Connect.

Action Steps:
- Use the below email template to reach out (please include the mandatory legal disclaimer).
- Personalize your messages to suit your audience, as you know your contacts best.
- We will provide updates on reservation progress to keep everyone informed.

If you have any questions or need assistance, please don't hesitate to reach out. Thank you for your dedication and support as we work together to meet this critical milestone!

Thank you for your support.

Billy Meadow
Chairman

████████████████████████

Email template that you can send as you see fit:

PERSOWN Connect, Inc. is preparing a fund-raising campaign on Wefunder for our pilot launches in Ghana, Nigeria and Brazil! We are building a platform to profitably deliver affordable state-of-the-art point-of-care diagnostics to those who need most.

We need pre-campaign reservations of $50,000 to qualify for our full campaign launch offering. Please help us by reserving a non-binding investment amount for as little as $100, but larger amounts are extremely helpful to reach the qualifying threshold quickly.

This early access of our offering was delivered to existing PERSOWN shareholders and feel free to share this offering with your family, friends and colleagues to increase awareness and potential future campaign investment interest. The link below includes a video from President Carey Officer where she explains the business in four minutes.

   http://wefunder.com/persownconnectinc

We would also enjoy a chance to meet new folks and discuss in more detail our plans for use of funds in our initial pilot project in Ghana. Please send us a note to make contact with your referrals.

████████████████████████

All the best,
<your name>

Mandatory Legal Disclaimer:
PERSOWN Connect, Inc. must demonstrate sufficient investor interest and thus this pre-campaign reservation request serves to "test the waters" in advance of an offering under Regulation CF (Crowdfunding). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received by PERSOWN Connect, Inc. until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



 
PERSOWN Connect on WeFunder and TrippBio on StartEngine



Richard Still < ████████████████████ >   Mon, 02 Dec 2024 3:50:46 PM -0500

To   █████████████████████ >

Hi David:

Below are the links for the two crowdfunding raises:

WeFunder - PERSOWN Connect:

- The landing page for WeFunder is: http://wefunder.com/persownconnectinc
- The disclaimer is: PERSOWN Connect, Inc. must demonstrate sufficient investor interest and thus this pre-campaign reservation request serves to "test the waters" in advance of an offering under Regulation CF (Crowdfunding). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received by PERSOWN Connect, Inc. until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

StartEngine - TrippBio:

- The landing page for StartEngine is: https://www.startengine.com/offering/trippbio

Thanks,
Richard

Richard Still
Chief Financial Officer

███████████████████████████



www.persown.com





PERSOWN Connect on WeFunder

Richard Still < richard.still@persown.com >   Mon, 02 Dec 2024 4:38:37 PM -0500

To

Hi Matt:

Nice talking to you this afternoon.

Billy sent you an introduction to the PERSOWN Connect crowdfunding raise on WeFunder last week. You can check out our landing page at: http://wefunder.com/persownconnectinc

I am attaching a step-by-step on how to place a reservation with your credit card on the WeFunder site - and it only takes a few minutes. Also, remember that the reservation is non-binding and no investment will be made until you formally agree to fund PERSOWN Connect.

Regards,
Richard

Richard Still
Chief Financial Officer



www.persown.com

Mandatory Legal Disclaimer:
PERSOWN Connect, Inc. must demonstrate sufficient investor interest and thus this pre-campaign reservation request serves to "test the waters" in advance of an offering under Regulation CF (Crowdfunding). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received by PERSOWN Connect, Inc. until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

1 Attachment(s)

Step-by-Step Reservation on ...
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rss [redacted]

PERSOWN Connect on WeFunder



Richard Still [redacted] Tue, 03 Dec 2024 1:13:34 PM -0500

To '[redacted]

Hi Dr. Abeles:

Sorry I missed you yesterday - I left a voicemail regarding the email Billy sent last week introducing the PERSOWN Connect raise on the WeFunder crowdfunding platform. You can check out our new WeFunder landing page at: http://wefunder.com/persownconnectinc

I am attaching a step-by-step on how to place a reservation with your credit card on the WeFunder site - and it only takes a few minutes. Also, remember that the reservation is non-binding and no investment will be made until you formally agree to fund PERSOWN Connect.

Please let me know if you have any questions.

Mandatory Legal Disclaimer:
PERSOWN Connect, Inc. must demonstrate sufficient investor interest and thus this pre-campaign reservation request serves to "test the waters" in advance of an offering under Regulation CF (Crowdfunding). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received by PERSOWN Connect, Inc. until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Regards,
Richard

Richard Still
Chief Financial Officer
[redacted]



PERSOWN

www.persown.com

1 Attachment(s)

Step-by-Step Reservation on …
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rss[redacted]

Update on PERSOWN Connect Inc WeFunder

[redacted]

Fri, 13 Dec 2024 9:17:43 AM -0500

Hello PERSOWN Shareholder,

Some of you have already contributed to our WeFunder campaign, thank you very much for your support!

We have now received verbal commitments that put us very close to our $50,000 reservation goal. If you have not made the investment reservation already, please consider even the minimum investment. The impact of your investment is huge at this early stage. When we meet our business plan goals, each $100 you invest now will effectively provide the capital that will enable 5 Certified Medical Technicians (CMTs) to profitably provide basic healthcare services to 1,000 families!

https://wefunder.com./persown.connect.inc



There are over 6,500 Starlink satellites in orbit which means remote farming villages - everywhere - now have gigabits of access - affordable for CMTs to access the world's medical knowledge - instantly. We see a wide-open market suddenly available for our software business. PERSOWN Connect's strategy is to affordably connect those who need it the most. We have active discussions with multiple health organizations who manage community health workers representing over 100,000 CMTs who want to see our pilot system operational in Ghana, Brazil and Nigeria. Our system includes several proven and widely used open-source medical systems. Day 1 we'll have electronic medical records, telehealth, workflow management, guided histories, AI enhanced Bluetooth diagnostic devices (basic vitals, digital stethoscopes, etc.) Our eager CMTs are all well trained and our microfinancing and integrated tools help them to provide vastly improved care.

We need you to help set momentum with an investment. The number of investors helps build our crowdfunding momentum when we advertise to the 1,500,000 WeFunder investors. In the next few weeks, we will produce a number of videos from medical leaders around the world that tell the story from their perspective of how our platform will improve the lives in their country with affordable healthcare.

Our target market is significant, encompassing up to 5 billion people, with an estimated 95% owning smartphones capable of making text-based payments to CMTs. Banks have expressed strong interest in lending $2,500 to CMTs who will pay us upfront, and we'll also generate royalties on the AI enhanced software and cloud services that we are integrating. We anticipate after-tax earning potential of up to $1 per person annually. This means that 10% of the

untapped market could potentially yield $500 million in earnings, significantly boosting our share value.

Please take a few minutes TODAY to consider making your reservation. Richard Still created a simple Step by Step instructions which I've attached. If you are considering a few thousand dollars, please contact Richard ██████████████████ for additional details regarding your current ownership position and valuation.

Note: We are optimistic about the potential for our platform to create meaningful impact in underserved communities. However, all investments carry risks, and future performance is not guaranteed.   Additionally, this communication is intended only for accredited investors or individuals with whom PERSOWN has a pre-existing substantive relationship.

As always, if you have any questions, please reach out to myself

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Exciting Update: $50,000 "Reservations" Goal Achieved on WeFunder



To

Cc

Dear Shareholders,

This week, we reached our $50,000 "reservations" goal on WeFunder.com, enabling us to begin the SEC registration process for our crowdfunding campaign to go Live. On behalf of our President, Carey Officer and the entire PERSOWN Connect team, thank you for your support!

Key highlights about WeFunder:
> $100 Minimum Investment: We purposely set an easy threshold to encourage investments for all family adults and friends. The more WeFunder.com registered users is an important metric in crowdfunding to spread the message of who we are and what we are doing. Next Steps: In 4-6 weeks, with SEC approval, "reservations" can be confirmed as investments directly in PERSOWN Connect, Inc.

> While we work through the filing process, please feel free to share with your friends and family.

wefunder.com/persownconnectinc

Why This Matters:
> Increased Visibility: Reaching the confirmation goal of $50,000 means WeFunder.org will promote our campaign to their 1.5M+ registered investors.

> Impact-Focused: As a Public Benefit Corporation (B-Corp), WeFunder.org connects with stakeholders seeking sustainable and impactful businesses like PERSOWN Connect. B-Corps meet high standards of social and environmental performance, transparency, and accountability. WeFunder.org campaigns join the movement of over 2,650 for-profit companies around the world harnessing business as a force for good.

Our Mission in Action:
> Enable the delivery of affordable care to millions of families in developing countries through a turn-key packaging of first-world software and hardware technologies.
> Empower community care workers with microloans, equipment, and training to operate as a self-sustaining business.
> Delivering a scalable technology solution to a global health challenge no one has yet solved.

How We'll Grow:
> High-Quality Video Outreach: Engage with all stakeholders; impact investors, foundations, NGO boards, government health ministers, and skilled global professionals. You'll see some videos on our website within a couple of weeks.
> Capital-Efficient Model: Empowering as many as 2.5M+ existing community health workers with in-country Micro Financing Institutions to Finance, Equip, Train and Support (FETS).
> University Certifications: Credentialing care workers as Community Medical Technicians (CMTs)
> Revenue Potential: Each new CMT equipped creates a fair gross margin upfront, plus ongoing royalties from family enrollment subscriptions and care services

rendered.

Milestones for 2025 Success:
> First deployments in Q1 2025 to catalyze NGO and Pharmacy engagement.
> Baseline growth model: 8 CMT sign-ups/day to reach cash flow breakeven.
> Strong interest: 160 pharmacies (of 3,300 in Ghana) have expressed interest,
likely adding 2 CMTs each location.

Two Bonus Investment Discounts for PERSOWN Shareholders:
> WeFunder.com offering for PERSOWN Connect, Inc.: $1.25/share ($6M pre-money
valuation) with an early bird 20% discount ($1.00/share) for the first $100K
raised.
> Bonus direct SAFE investment in PERSOWN Connect, Inc.: Special $0.67/share
averaged pricing (33% discount) to fund operations. Requires matching investments
in both WeFunder.org PERSOWN Connect, Inc. and directly in PERSOWN Connect, Inc.
Specifically structured as a SAFE Agreement to enable existing shareholders to
boost your shares ratio in PERSOWN Connect, Inc.(SAFE - Simple Agreement for Future
Equity)

Example:
$5000 investment in WeFunder.com/PERSOWNConnectinc early bird = 5000 shares @ $1.00
each
$5000 matching investment in PERSOWN Connect, Inc. SAFE = 10,000 shares @ $0.50
each
= 15,000 shares @ $0.67 averaged

If you're interested in accelerating our mission, let's talk to review our
presentation deck and discuss how your support can make an impact.

Note: We are optimistic about the potential for our platform to create meaningful
impact in underserved communities. However, all investments carry risks, and future
performance is not guaranteed. Additionally, this communication is intended only
for accredited investors or individuals with whom PERSOWN has a pre-existing
substantive relationship.

Billy
Chairman
 Inc.

Carey Officer
President

Last minute updates occurring just this week.

A. On December 23; Carey, John Andrews and myself drove early Monday morning to
Orlando to meet with Arthur Pereira, CEO of Missão Sal da Terra who was in town on
business. "Salt of the Earth" is a $50M NGO based in Uberlândia, Brazil. We had
a highly productive discussion. With their extensive network of thousands of
health care workers and a robust community health training program under
development, we anticipate a powerful partnership that will drive significant
growth for PERSOWN Connect across thousands of Brazilian towns, currently with poor
access to quality healthcare.

B. Also on December 23, we had a follow-on discussion with several country managers
of CitiBank along with Kyle Dilella, East Coast Director of Life Sciences for
Citicorp. In our previous discussions, we have been laying out our business model
explaining how the various medtech components come together to gap fintech
capital. We asked if CitiBank could introduce us to their MFIs (Micro Finance
Institutions) customers. Kyle's words were an enthusiastic "Yes" his paraphrased

response: "We view PERSOWN Connect as an incredibly positive message opportunity for Citibank to communicate a scalable business solution in the health sector." They serve 95 countries worldwide and plan to provide warm introductions to several dozen of their MFIs. We anticipate a joint marketing message with Citicorp in January 2025.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

